UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2012
Washington, DC
110

SEC FILE NUMBER
8- 22222

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 AND ENDING 12/31/11
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
STROUSE GREENBERG REALTY INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 SOUTH BROAD ST. - 3RD FLOOR - THE BELLEVUE
(No. and Street)

PHILADELPHIA (City) PA (State) 19102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
EDWARD GLICKMAN 215-875-0700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ASHER + COMPANY, LTD.
(Name – *if individual, state last, first, middle name*)

1801 MARKET ST. - SUITE 1700 (Address) PHILADELPHIA (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

12014742

KW 3/31

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, EDWARD GLICKMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STROUSE GREENBERG REALTY INVESTMENTS, INC., as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Donna Lee Zuccarini, Notary Public
New Britain Twp., Bucks County
My Commission Expires July 29, 2013
Member, Pennsylvania Association of Notaries

Signature

PRESIDENT + CHIEF FINANCIAL OFFICER
Title

Donna Lee Zuccarini
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STROUSE GREENBERG REALTY INVESTMENTS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF TRO LIQUIDATING LLC)

DECEMBER 31, 2011 AND 2010

TABLE OF CONTENTS

ASHER
& COMPANY, LTD.

PLAN. PERFORM. PROSPER.

Certified Public Accountants
Business Consultants

Philadelphia, PA | Marlton, NJ

Ten Penn Center
1801 Market Street, Suite 1700
Philadelphia, PA 19103
215 564-1900 phone
215 564-3940 fax
www.asherco.com

An independent firm associated with
Moore Stephens International Limited

Independent Auditors' Report

The Board of Directors and Stockholder
Strouse Greenberg Realty Investments, Inc.
Philadelphia, Pennsylvania

We have audited the accompanying statements of financial condition of **Strouse Greenberg Realty Investments, Inc. (A Wholly-Owned Subsidiary of TRO Liquidating LLC)** as of December 31, 2011 and 2010 and the related statements of operations and comprehensive loss, changes in Stockholder's equity, cash flows, and changes in subordinated borrowings for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Strouse Greenberg Realty Investments, Inc. (A Wholly-Owned Subsidiary of TRO Liquidating LLC)** as of December 31, 2011 and 2010 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

ASHER
& COMPANY, LTD.

PLAN. PERFORM. PROSPER

Page Two
The Board of Directors and Stockholder
Strouse Greenberg Realty Investments, Inc.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information on pages 13 to 15 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such supplementary information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United states of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Asher & Company, Ltd.

ASHER & COMPANY, Ltd.

Philadelphia, Pennsylvania
February 28, 2012

STROUSE GREENBERG REALTY INVESTMENTS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF
TRO LIQUIDATING LLC)
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2011 AND 2010

ASSETS

	2011	2010
Cash and cash equivalents	$ 11,441	$ 10,250
Prepaid expenses	3,521	3,633
Investment	86,030	83,292
Total Assets	$ 100,992	$ 97,175

LIABILITIES AND STOCKHOLDER'S EQUITY

	2011	2010
Liabilities		
Accrued expenses	$ 12,374	$ 11,123
Loans payable, TRO Liquidating LLC	31,235	31,235
Total liabilities	43,609	42,358
Stockholder's equity		
Common stock (par value $5 a share; authorized 2,000 shares, issued and outstanding 750 shares)	3,750	3,750
Additional paid-in capital	316,903	301,903
Accumulated deficit	(228,016)	(212,844)
Accumulated comprehensive loss	(35,254)	(37,992)
Total Stockholder's equity	57,383	54,817
Total Liabilities and Stockholder's Equity	$ 100,992	$ 97,175

The accompanying notes are an integral part of these financial statements.

STROUSE GREENBERG REALTY INVESTMENTS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF
TRO LIQUIDATING LLC)
STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
Revenue		
Interest	$ -	$ 4
Expenses		
Professional fees	10,250	12,450
Administrative expenses	4,102	5,038
Taxes	820	520
	15,172	18,008
Net loss	(15,172)	(18,004)
Other comprehensive income		
Unrealized holding gain	2,738	13,724
Comprehensive loss	$ (12,434)	$ (4,280)

The accompanying notes are an integral part of these financial statements.

STROUSE GREENBERG REALTY INVESTMENTS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF
TRO LIQUIDATING LLC)
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2011 AND 2010

	Common Stock	Paid-in Capital	Accumulated Deficit	Comprehensive Loss	Treasury Stock	Total Stockholder's Equity
Balance, Janaury 1, 2010	$ 3,750	$ 301,903	$ (194,840)	$ (51,716)	$ -	$ 59,097
Net loss	-	-	(18,004)	-	-	(18,004)
Other comprehensive loss						
Unrealized holding gain	-	-	-	13,724	-	13,724
Subtotal	-	-	(18,004)	13,724	-	(4,280)
Balance, December 31, 2010	3,750	301,903	(212,844)	(37,992)	-	54,817
Contribution	-	15,000	-	-	-	15,000
Net loss	-	-	(15,172)	-	-	(15,172)
Other comprehensive loss						
Unrealized holding gain	-	-	-	2,738	-	2,738
Subtotal	-	15,000	(15,172)	2,738	-	2,566
Balance, December 31, 2011	$ 3,750	$ 316,903	$ (228,016)	$ (35,254)	$ -	$ 57,383

The accompanying notes are an integral part of these financial statements.

STROUSE GREENBERG REALTY INVESTMENTS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF
TRO LIQUIDATING LLC)
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
OPERATING ACTIVITIES		
Net loss	$ (15,172)	$ (18,004)
Adjustments to reconcile net loss to net cash utilized in operating activities		
Changes in:		
Prepaid expenses	112	(331)
Accrued expenses	1,251	512
Net cash utilized by operating activities	(13,809)	(17,823)
FINANCING ACTIVITIES		
Capital contribution from Stockholder	15,000	-
Net cash provided by financing activities	15,000	-
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,191	(17,823)
Cash and cash equivalents, beginning of year	10,250	28,073
Cash and cash equivalents, end of year	$ 11,441	$ 10,250

The accompanying notes are an integral part of these financial statements.

STROUSE GREENBERG REALTY INVESTMENTS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF TRO LIQUIDATING LLC)
STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS
YEARS ENDED DECEMBER 31, 2011 AND 2010

Balance, January 1, 2010	$	31,235
Increase during 2010		-
Decrease during 2010		-
Balance, December 31, 2010		31,235
Increase during 2011		-
Decrease during 2011		-
Balance, December 31, 2011	$	31,235

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies applied by management in the preparation of the accompanying financial statements.

Organization

Strouse Greenberg Realty Investments, Inc. (the Company) was formed under the laws of the Commonwealth of Pennsylvania on June 1, 1977, for the purpose of operating as a broker-dealer in real estate securities. The Company is registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). Presently, no customer accounts are maintained.

The Company is a wholly-owned subsidiary of TRO Liquidating LLC (the Parent). While the financial statements have been prepared from the separate records maintained by the Company, they may not necessarily be indicative of the conditions that would have existed or the results of operations that would have occurred had the Company been operating as an unaffiliated entity.

Funds required for the operation of the Company's business, which are in excess of the Company's operating revenues, are expected to be obtained by capital contributions, advances, or expense reimbursements from its Parent. In 2011, a $15,000 contribution was received that is presented as additional paid in capital in the accompanying statements of changes in stockholder's equity.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents

For purposes of the statement of cash flows, the Company considers all investments purchased which have an initial maturity of three months or less to be cash equivalents.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment

The Company owns common stock in a financial sector company. Management determines the appropriate classification of its investment at the time of purchase and re-evaluates such determination at each year-end.

Since the Company does not intend, in the near term, to sell the security, which is subject to the fluctuations of the market, the security is defined as available for sale, and accordingly, is carried at fair value. Unrealized gains and losses are reported as a separate component within the Stockholder's equity section of the statement of financial condition.

Fair value measurements

The Company follows the accounting standard provisions related to fair value measurements for financial assets and liabilities. This accounting standard establishes a fair value hierarchy and specifies that a valuation technique used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs. The objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Accordingly, the fair value hierarchy gives the highest priority to quoted market prices (unadjusted) in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the entity has the ability to access at the measurement date;

Level 2: Quoted prices which are not active, or inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability; and

Level 3: Prices, inputs or exotic modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Comprehensive income (loss)

The Company applies the accounting standard provisions related to reporting comprehensive income (loss). This accounting standard governs the financial statement presentation of changes in Stockholder's equity resulting from non-owner sources. Other comprehensive income (loss), as reported in the accompanying statements, is represented by unrealized gain (loss) on available for sale securities.

Income taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as the future benefits of net operating loss carryforwards, if available, measured by enacted tax rates for years in which taxes are expected to be paid or recovered.

Deferred taxes are provided for temporary differences between financial and tax accounting.

Unrecognized tax benefits

The Company did not identify any uncertain tax positions taken or expected to be taken in an income tax return which would require adjustment to or disclosure in its financial statements. Generally, the Company is subject to Federal and state income tax examination for years including and subsequent to 2008.

Subsequent events

The Company has evaluated subsequent events through February 28, 2012 which is the date the financial statements were available to be issued.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and a maximum ratio of aggregate indebtedness to net capital, both as defined. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2011 the ratio was 0.20 (twenty hundredths) to 1. At December 31, 2011, the Company had net capital, as defined, of $61,127 which was $56,127 over its required net capital of $5,000.

NOTE B - NET CAPITAL REQUIREMENTS (Continued)

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Commission and, therefore, is not required to maintain a special reserve bank account for the exclusive benefit of customers since it meets the requirements of Rule 15c3-3(k)(2)(i), which, among other provisions, requires the Company to clear all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer and to promptly transmit all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers.

Various states in which the Company is registered as a broker dealer require a minimum net capital requirement of $25,000.

NOTE C - FAIR VALUE MEASUREMENTS

At December 31, 2011, the Company's financial asset consisted of a marketable security amounting to $86,030 and was valued based on Level 1 inputs.

At December 31, 2010, the Company's financial assets consisted of a money market account and a marketable security, amounting to $90,425 and were valued based on Level 1 inputs.

The money market fund was value based on a quoted price in an active market. The common stock was valued at the closing price reported on the active market on which the individual security is traded.

At December 31, 2011 and 2010, the Company did not use any Level 2 or Level 3 inputs to measure the fair market of its financial assets.

NOTE D - INVESTMENT

The Company has an investment in a marketable security with a cumulative cost of $121,287. The Company reported an unrealized holding gain on the investment of $2,738 and $13,724 during 2011 and 2010, respectively.

NOTE E - SUBORDINATED BORROWINGS

During 2000, the Parent provided loans to the Company amounting to $31,235. These loans are unsecured and non-interest bearing and mature on September 30, 2014. An option exists for which the loan can be assigned back to the lender. The Company received approval from FINRA that these loans can be treated as subordinated debt and, thus, as additional capital for purposes of the computation of net capital and aggregate indebtedness under SEC Rule 15c3-1.

To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they may not be repaid. The fair value of subordinated borrowings is estimated by management to be $31,235 at December 31, 2011 and 2010.

NOTE F - INCOME TAXES

The tax effects of temporary differences that gave rise to deferred tax assets as of December 31, 2011 and 2010 are as follows:

	2011	2010
Tax benefit of Federal net operating loss carryforwards	$57,200	$54,800
Tax benefit of state net operating loss carryforwards	10,200	9,200
Total deferred tax assets	67,400	64,000
Less: valuation allowance	67,400	64,000
Net deferred tax asset	$ -	$ -

Based on an assessment of positive and negative evidence, the Company concluded that it is more likely than not that a tax benefit will not be realized for the net operating loss carryforwards that would result in deferred tax assets. Accordingly, the deferred tax assets have a 100% valuation allowance, which increased by $3,400 for 2011.

The effective income tax rate differs each year from the statutory Federal and state income tax rate due to graduated Federal income tax rates and state income tax rates.

At December 31, 2011, the Company has available net operating loss carryforwards for Federal and state income tax purposes of approximately $168,000 and $154,000, respectively. Federal and state net operating loss carryforwards expire from 2015 through 2031.

SUPPLEMENTARY INFORMATION

STROUSE GREENBERG REALTY INVESTMENTS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF
TRO LIQUIDATING LLC)
COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15c3-1 OF THE SECURITIES EXCHANGE COMMISSION
DECEMBER 31, 2011

Total ownership equity from statement of financial condition	$57,383
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	31,235
Total capital and allowable subordinated liabilities	88,618
Deduct nonallowable assets:	
Prepaid expenses	3,521
Net capital before haircuts on securities positions	85,097
Haircuts on securities	23,970
Net capital	$61,127
Minimum net capital required per rule 15c3-1(a)(2)	$ 825
Net capital requirement	$ 5,000

STROUSE GREENBERG REALTY INVESTMENTS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF
TRO LIQUIDATING LLC)
COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15c3-1 OF THE SECURITIES EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2011

Net capital requirement	$ 5,000
Excess net capital	$56,127

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate indebtedness from statement of financial condition	$12,374
Ratio of aggregate indebtedness to net capital	20%
Debt-equity ratio computed in accordance with rule 15c3-1(d)	0%

STROUSE GREENBERG REALTY INVESTMENTS, INC.
(A WHOLLY-OWNED SUBSIDIARY OF
TRO LIQUIDATING LLC)
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

Total Stockholder's equity according to Form X-17A-5	$57,383
Audit adjustments	-
Total Stockholder's equity according to the audit	$57,383
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2011):	
Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$61,127
Audit adjustments reflected above	-
Net capital according to the audit	$61,127

There was no material difference from the Company's computation of net capital as reported in Part II (unaudited) FOCUS Report and net capital according to the audit for December 31, 2011.

OTHER MATTERS

ASHER
& COMPANY, LTD.

PLAN. PERFORM. PROSPER.

Certified Public Accountants
Business Consultants

Philadelphia, PA | Marlton, NJ

Ten Penn Center
1801 Market Street, Suite 1700
Philadelphia, PA 19103
215 564-1900 phone
215 564-3940 fax
www.asherco.com

An independent firm associated with
Moore Stephens International Limited

Report on Internal Accounting Control Required by SEC Rule 17a-5

The Board of Directors and Stockholder
Strouse Greenberg Realty Investments, Inc.
Philadelphia, Pennsylvania

In planning and performing our audit of the financial statements of Strouse Greenberg Realty Investments, Inc. (a wholly-owned subsidiary of TRO Liquidating LLC) ("Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System or in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The Board of Directors and Stockholder
Strouse Greenberg Realty Investments, Inc.

ASHER & COMPANY, LTD.
PLAN. PERFORM. PROSPER

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses, as defined previously.

ASHER
& COMPANY, LTD.
PLAN. PERFORM. PROSPER

The Board of Directors and Stockholder
Strouse Greenberg Realty Investments, Inc.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors and Stockholder, management, the Financial Industry Regulatory Authority, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Asher + Company, Ltd.

ASHER & COMPANY, Ltd.

Philadelphia, Pennsylvania

February 28, 2012

ASHER
& COMPANY, LTD.
PLAN. PERFORM. PROSPER.

Certified Public Accountants
Business Consultants

Philadelphia, PA | Marlton, NJ

Ten Penn Center
1801 Market Street, Suite 1700
Philadelphia, PA 19103
215 564-1900 phone
215 564-3940 fax
www.asherco.com

An independent firm associated with
Moore Stephens International Limited

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Board of Directors and Stockholders
Strouse Greenberg Realty Investments, Inc.
Philadelphia, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2011 to December 31, 2011, which were agreed to by Strouse Greenberg Realty Investments, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, and SIPC, solely to assist you and the other specified parties in evaluating Strouse Greenberg Realty Investments, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Strouse Greenberg Realty Investments, Inc.'s management is responsible for Strouse Greenberg Realty Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, entries included in the check register and general ledger noting no differences;

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year-ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year-ended December 31, 2011, noting a difference. On the Form X-17A-5, the 1st three quarters of 2011 reflected the net gain/loss on the investments as extraordinary gain/loss; however, in the fourth quarter, the gain/loss on investment was presented as revenue, per FINRA instruction. The SIPC-7 properly reflects the net gain on investment for the year as revenue.

ASHER
& COMPANY, LTD.
PLAN. PERFORM. PROSPER

The Board of Directors and Stockholders
Strouse Greenberg Realty Investments, Inc.

3. Noted no adjustments reported in Form SIPC-7.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7, noting no differences.

5. Noted that there was no overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Asher + Company, Ltd.
ASHER & COMPANY, Ltd.

Philadelphia, Pennsylvania

February 28, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended DECEMBER 31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

022222 FINRA DEC

STROUSE GREENBERG REALTY INVESTMENTS INC.
200 S. BROAD ST. 3RD FLOOR
THE BELLEVUE BLDG
ATTN: DAVE ZAMICHIELI
PHILADELPHIA, PA 19102

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

DAVE ZAMICHIELI 215-875-0123

2. A.	General Assessment (item 2e from page 2)	$ 0
B.	Less payment made with SIPC-6 filed (exclude interest)	(0)
	_______ Date Paid	
C.	Less prior overpayment applied	(150)
D.	Assessment balance due or (overpayment)	(150)
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$(150)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $__________

H. Overpayment carried forward $(150)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

STROUSE GREENBERG REALTY INVESTMENTS, INC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

PRESIDENT
(Title)

Dated the 16TH day of FEBRUARY, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JANUARY 1, 2011 and ending DECEMBER 31, 2011
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,738
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	2,738
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	2,738
2d. SIPC Net Operating Revenues	$ 0
2e. General Assessment @ .0025	$ 0

(to page 1, line 2.A.)